March 30, 2017

Via EDGAR and Federal Express

Joseph Klinko, Staff Accountant
Jennifer Gallagher, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Confidential Treatment Requested

Re:	Royale Energy Holdings, Inc. Registration Statement on Form S-4 Filed February 14, 2017 File No. 333-216055

Dear Mr. Klinko and Ms. Gallagher:

On behalf of our clients, Royale Energy Holdings, Inc. ("Holdings"), and Royale Energy, Inc. ("Royale"), we are responding to comment 7 contained in the correspondence of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated March 14, 2107, relating to the referenced filing.

We are responding to this comment separately and in advance of responding to the remaining comments and filing Amendment No. 1 to the S-4, because we believe that, if a change is required in the issuer's analysis of accounting treatment of the acquirer, the change will require other changes in our responses to several of the remaining comments and changes in our anticipated revisions to the registration statement.  Accordingly we seek any additional comments you have on our response to this comment 7 prior to completing the remainder of the comment response. If you have additional comments on our response contained in this letter, we would welcome the opportunity to discuss them by telephone as well as any additional written comments you may have.  We acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

Accounting Treatment
7.
We note you have identified Royale as the accounting acquirer for the merger transaction for financial statement reporting purposes under U.S. GAAP. However, it would appear certain factors identify Matrix as the accounting acquirer. For example, on page 48 you disclose that the former majority stockholders and limited partners of the Matrix group are expected to collectively beneficially hold approximately 58% of the voting power of the outstanding shares of Holding's common stock. Further, Matrix's relative size in terms of assets, revenues and net losses in comparison to Royale is significantly larger. Please submit the analysis you performed in making the accounting acquirer determination, including your consideration of all the facts and circumstances outlined in FASB ASC 805-10-55-10 through 55-15.

Securities and Exchange Commission
March 30, 2017

Response:

As detailed in the S-4, the proposed merger will be completed in a series of steps, summarized as follows:

•	Royale has formed Holdings with two direct, wholly-owned subsidiaries: Royale Merger Sub, Inc., and Matrix Merger Sub, Inc.

•	At closing, Royale Merger Sub will merge into Royale, with Royale surviving. Existing Royale common stockholders will receive common stock of Holdings.

•
At closing, Matrix Merger Sub will merge into Matrix Oil Management Corporation ("Matrix"), with Matrix surviving. Stockholders of Matrix will receive common stock of Holdings. Additionally, pursuant to a series of Exchange Agreements, the stockholders of Matrix Oil Corporation ("Matrix Operator") and the limited partners of three affiliated limited partnerships, all owned by the owners of Matrix, (collectively, the "Matrix Equity Holders") will exchange their ownership interests for common stock of Holdings.

•
Post-closing, Holdings will own, directly or indirectly, 100% of the stock and partnership interests in the Matrix entities. It is the intent of the parties to dissolve/terminate two or more of the LPs.

•
Holdings will issue shares of a new Series B non-voting convertible preferred stock (the "Series B Preferred Stock") in exchange for approximately $20,124,000 in preferred partnership interests of Matrix Investments, LP, which have been previously exchanged for an aggregate principal amount of $20,124,000 subordinated promissory notes issued by Matrix and its affiliates.  The Series B Preferred Stock will not have voting rights for two years after closing.

After the merger and exchanges, the former Matrix Equity Holders will collectively own 50% of the common stock in Holdings, the combined company, and the former holders of Royale common stock will own 50% of all Holdings common stock then outstanding. In addition, the Series B Preferred Stock will be owned by the former preferred partnership holders of Matrix Investments, LP.

Securities and Exchange Commission
March 30, 2017

Staff Comment: Matrix's relative size in terms of assets, revenues and net losses . . .

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

 It cannot be determined whether Royale or Matrix is "significantly larger."

The following table summarizes the balance sheet totals as of September 30, 2016 and income statement totals for the year ended December 31, 2015 (in thousands).

	Royale	Matrix
Total Assets	$10,065	$28,532
Total Current Assets	$5,477	$5,494
Total Liabilities	$12,603	$35,886
Total Equity (Deficit)	$(2,538)	$(7,354)
Revenue	$1,713	$2,474
EBITDA	$(1,524)	$(4,487)
Net Income (Loss)	$(2,011)	$(7,207)

The language included in ASC 805-10-55-12 and ASC 805-10-55-13 does not prescribe a specific weighting be given to each criterion or that any single criterion should be weighted more heavily than others. The Company believes the GAAP-based asset values of Royale and Matrix alone does not clearly indicate whether Royale or Matrix is "significantly larger." These GAAP-based financial metrics alone do not provide the size of the two companies. First, the assets of both companies are valued at cost and are periodically written down for temporary downswings in commodity prices pursuant to ASC 932-360-35-8 - Impairments. In 2015, both companies recorded a non-cash impairment. This impairment has the effect of reducing the book value of the assets while reducing net income. Under U.S. GAAP reversal of this impairment loss is not permitted. Therefore, Royale believes the book value of the assets as stated in the balance sheet fail to capture the fair value of the assets at higher commodity prices. Second, Royale and Matrix had different strategic visions that affect the value of the total assets on a GAAP basis. Royale's strategy is to acquire undeveloped properties and fund their development by selling non-operated working interests. Matrix's strategy is to acquire properties with proved developed reserves, funding them with debt. Acquiring undeveloped reserves is inherently less expensive than the acquiring developed reserves. The differing strategies has the effect of reducing the value of Royale's proved developed reserves which have little or no recorded value since the value of the reserves were recorded at cost when the properties were undeveloped. On the other hand, Matrix's balance sheet reflects the higher cost of its proved developed reserves because Matrix paid a premium to acquire developed reserves.

Securities and Exchange Commission
March 30, 2017

The Company has undertaken a holistic approach to determine the size of the two companies which includes an evaluation of equity, revenues, EBITDA, and net income. Royale is significantly larger based on total equity, net income, and EBITDA. Total equity captures the net asset value on a GAAP basis. This is a more appropriate measure of the size of a company because it captures the asset values after deducting outstanding liabilities. Matrix has funded asset acquisitions through debt. As total equity shows, Matrix's liabilities substantially exceed assets which indicate Royale is the larger company. EBITDA takes into account the differing strategies of the companies by removing the effect of Matrix's robust interest expense to fund its asset acquisitions. Although the revenues of both companies are comparable, Matrix's larger equity deficit shows its cumulative net losses have generally exceeded those of Royale.

Staff Comment: Please submit the analysis you performed in making the accounting acquirer determination, including your consideration of all the facts and circumstances outlined in FASB ASC 805-10-55-10 through 55-15.

ASC 805-10-55-10: Paragraph 805-10-25-5 provides that the guidance in the General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a variable interest entity (VIE) is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, paragraph 805-10-25-5 requires the factors in paragraphs 805-10-55-11 through 55-15 to be considered in making that determination.

When considering the guidance in ASC 805-10-25-5 regarding the existence of a controlling financial interest, ASC 805-10-55-10 indicates that the guidance in Subtopic 810-10 should be considered, including the guidance in ASC 810-10-15-8. ASC 810-10-15-8 states that a controlling financial interest usually determined by the ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner. ASC 805-10-55-10 further states that if the guidance in Subtopic 810-10 does not clearly indicate the identity of the accounting acquirer, the factors in ASC 805-10-55-11 through 55-15 shall be considered.

The transactions are structured to give a 50/50 split of the voting rights in the combined entity. Accordingly, the Company has evaluated the guidance in ASC 805-10-55-11 through 55-15.

ASC 805-10-55-11: In a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities.

This weighs in favor of Royale. The merger between Royale and Matrix will be effected by the issuance of common stock in a new company, Holdings. Neither Royale. nor Matrix will transfer cash. Royale Energy Holdings Inc. will assume Matrix liabilities of almost $35.9 million at September 30, 2015. Conversely, Holdings will assume Royale Energy Inc. liabilities of $14.0 million at September 30, 2016. In this transaction, the Royale shareholders will incur an increase of liabilities of over 156%.

Securities and Exchange Commission
March 30, 2017

ASC 805-10-55-12: In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

ASC 805-10-55-12 a: The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

After the mergers and the exchanges, it is expected that former holders of Royale common stock will own approximately 50% of Holdings common stock, and former Matrix and affiliate holders will collectively own 50% of Holdings common stock.1 The number of shares of Holdings common stock to be delivered to Matrix common stockholders, Matrix Operator capital stockholders and Matrix LP Holders is called the "Aggregate Royale Number" which equals the number of shares delivered as Royale Merger Consideration "together with all Royale Common Stock issuable pursuant to any benefit plan, compensation agreement, or any other obligation to issue Royale Common Stock including convertible indebtedness, but excluding the amount of Royale Common Stock issuable upon exercise of certain outstanding warrants to acquire up to 2,355,198 shares of Royale Common Stock and certain outstanding options to acquire 100,000 shares of Royale Common Stock.2" The Company has considered the potential differences between the Royale Merger Consideration and the Aggregate Royale Number as follows:

•
Convertible indebtedness – Royale issued two convertible notes for $1,580,000 principal amount, which will convert automatically to 3,950,000 shares Royale common stock upon approval of the merger and related transactions and, accordingly, the common stock issuable on conversion is already included in the Royale Merger Consideration. Royale has no other convertible indebtedness.

•
Benefit plans and compensation agreements – as disclosed in Royale's Form 10-K for the year ended December 31, 2015, Royale has outstanding and exercisable options to purchase 100,000 shares that were granted in 2014 and will expire on December 31, 2017. The underlying shares are specifically excluded from the calculation of the Aggregate Royale Number.  There are no other shares of Royale Common Stock issuable pursuant to any benefit plan or compensation agreement.

1 The percentage ownership of Matrix and its affiliates will be: Matrix common stockholders 62%, Matrix Operator capital stockholders less than 1% Matrix Investments LP 9%, Matrix Las Cienegas LP 19% and Matrix Permian LP 10%.
2 Merger Agreement Section 3.01(c).

Securities and Exchange Commission
March 30, 2017

•
Warrants – Royale has outstanding warrants to acquire up to 2,355,198 shares of Royale Common Stock.  The underlying shares are specifically excluded from the calculation of the Aggregate Royale Number. Royale does not anticipate that any of these warrants will be exercised in conjunction with the consummation of the merger and, accordingly, they will be converted into warrants to acquire an equal number of shares of Holdings common stock.

Accordingly, the Aggregate Royale Number should be equal to the number of shares delivered as Royale Merger Consideration, thereby maintaining the 50/50 relationship between the number of shares to be delivered as Royale Merger Consideration and the number of shares to be delivered to the Matrix Parties.

In its evaluation of the relative voting rights in the combined entity, Royale has considered the following additional matters relating to warrants and convertible securities:

Convertible Notes	$1,580,000 principal Amount plus interest at 10%	3,950,000 conversion shares

In July 2016, Royale entered into agreements to sell units, consisting of common shares and warrants, to certain investors in a private placement. The common stock component of these units (2,392,500 shares) is included in the number of shares to be delivered as Royale Merger Consideration. Additionally, Royale issued two convertible notes to investors. These notes will convert automatically to 3,950,000 shares of Royale common stock upon approval of the merger and related transactions.

The shares issuable on conversion are included in the Royale Aggregate Number and will result in issuance of an equal number of shares to Matrix owners.

The owners of the notes are:

•	an entity owned by Johnny Jordan, one of the Matrix founders (convertible to 750,000 Royale common shares); and

•
A retirement plan owned by Joseph Paquette (convertible to 3,200,000 Royale common shares).  Mr. Paquette has provided technical and operational services to Matrix for several years as an independent contractor, and holds small minority LP interests in Matrix Investments and Matrix Permian, which he received in exchange for professional services. He was neither one of the Matrix founders/principals nor a member of Matrix senior management.

Securities and Exchange Commission
March 30, 2017

Warrants	2,355,198 warrant shares

The warrants are excluded in from the Royale Aggregate Number and will not result issuance of a similar number of shares to Matrix owners.

These warrants were issued in three private placements in 2015 and 2016.  They include:

2015 private placement; $1.00 exercise price	248,973 warrant shares
April 2016 private placement; $0.53525 exercise price	311,158 warrant shares
July 2016 private placement, $80 exercise price	1,795,167 warrant shares
Total	2,355,198 warrant shares

•	All of the 2015 and April 2016 warrants were issued to non-affiliates of either company.

•	925,000 of the July 2016 warrants were issued to Mr. Paquette, the Matrix consultant. The remaining 870,000 warrants were issued to non-affiliates of either company.

•	Of these warrants, only the 311,158 April 2016 warrants are in the money. If they were exercised prior to the merger, they would result in an approximate 50.6%/49.4% split in favor of Royale.

The Company does not currently anticipate that any of the out-of-the-money warrants will be exercised at or shortly after closing.

Series B Preferred Stock	2,012,400 Series B shares	20,124,000 conversion shares

Holdings' newly created Series B Preferred Stock will be delivered and owned entirely by holders of the limited partnership interests of Matrix Investments Limited Partnership.3 The Series B Preferred Stock have no voting rights until the second anniversary of the closing, but each Series B Preferred share is convertible into 10 shares of Holdings common stock at the option of the holder. Based on the estimated $20,124,000 in aggregate principal amount of debt, Holdings will issue approximately 2,012,400 Series B Preferred Stock which would be convertible into 20,124,000 shares of Holdings Common Stock.

•
The effective exercise price of the conversion right at closing will be approximately $1.00, which is out of the money. Additionally, upon conversion a holder of Series B Preferred Stock would forgo the right to dividends as well as to any liquidation preference.

3 Matrix Investments Limited Partnership is one of the three limited partnerships affiliated with Matrix which will be acquired in an exchange of Holdings Common Stock for partnership interests.

Securities and Exchange Commission
March 30, 2017

•
Holders of the Matrix debt have expressed their desire to liquidate their Preferred B Stock as soon as practicable after conversion, for cash that would, in turn, be used to repay their respective obligations to an independent bank credit facility.

•
The Series B Preferred Stock is also automatically convertible to Common Stock upon the occurrence of three events, but two of those three events are beyond the control of Holdings, Royale, Matrix or their stockholders.[4]

•
Accordingly, the Company has concluded that it is unlikely that any holders would exercise the conversion right immediately at closing (or if they do, that they intend to sell the conversion shares) and the Series B Preferred Stock are not expected to impact the relative voting rights of current Matrix and Royale equity owners in the combined entity as of the closing date.

Staff comment 7 notes that, "[O]n page 48 you disclose that the former majority stockholders and limited partners of the Matrix group are expected to collectively beneficially hold approximately 58% of the voting power of the outstanding shares of Holding's common stock."

The 58% ownership figure is comprised of all of the Holdings common stock issued to owners of Matrix and affiliates' capital stock and partnership interests, plus approximately 8% of the stock issued to Matrix shareholders Jordan and Paquette upon conversion of convertible notes issued by Royale.  For the reasons stated above, we believe it is inappropriate to characterize Mr. Jordan and Mr. Paquette as part of an organized group of Matrix shareholders.

For the reasons stated above, we do not believe it is appropriate to count the non-voting convertible preferred stock in determining the voting rights of current Matrix and Royale equity owners in the combined entity as of the closing date.  In consideration of the above factors which suggest that the Matrix holders do not form an organized group, and that current Royale management will have a greater representation on the Holdings board than current Matrix management, we will delete the quoted risk factor on page 48 in Amendment No. 1 to the S-4.

4 Section 12 of the Certificate of Designation of the Series B Preferred Stock (Annex L attached to the S-4) provides that the Series B Preferred Stock automatically converts to Holdings Common Stock when the following three requirements simultaneously exist: (i) the VWAP of the Common Shares is in excess of $3.50 for 20 consecutive Trading Days, subject to adjustment for certain capital transactions, (ii) the underlying Common Shares to be issued upon conversion of the Series B Preferred Stock are registered with the SEC, and (iii) the average daily volume of Common Shares traded during the 20 consecutive trading day period referenced in (i) above is in excess of 200,000 shares per trading day.  The underlying Common Shares are included in the registration statement filed with the SEC for the transactions, but price per share and trading volume are not within the merger constituents' control.  Royale common stock currently trades at volumes and prices that are far less than would be required for an automatic conversion of Holdings B Preferred Stock to Holdings common.

Securities and Exchange Commission
March 30, 2017

Assessment: This factor does not weigh in favor of Matrix or Royale. The transactions are structured to give a 50/50 split of the voting rights in the combined entity. The Company has considered the existence of any unusual or special voting arrangements and options, warrants, or convertible securities that could impact the voting rights as of the closing date, and concluded that:

•	The Series B Preferred Stock has no current voting rights unless converted, and the holders have no economic incentive to convert at closing;

•
In-the-money warrants, if exercised, would give former Royale security holders a small majority of voting rights. If all warrants were exercised, former Royale security holders would similarly hold a majority of voting rights.

ASC 805-10-55-12 b: The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Also as shown in Security Ownership, S-4 pages 140-141, Mr. Jordan, Mr. Kerns and Mr. McCaskey, the three Matrix founders/principals, will own approximately17.73%, 15.89% and 8.1%, respectively, of the Holdings common stock after the business combination. Neither Mr. Kerns nor Mr. McCaskey will have continuing involvement with the combined company, other than as stockholders, nor are they either individually or together with Mr. Jordan considered to be an "organized group of owners." Messrs. Jordan, Kerns and McCaskey have expressed their desire to reduce their holdings of Holdings common stock as soon as practicable.  To that end, each of them has begun the process of initiating a 10b5-1 stock sale plan.  The shares which Matrix shareholders receive in the transaction are being registered in the Form S-4 filed with the SEC for the transaction, and no agreements restricting the sale of the stock they receive in the transaction exist.

Mr. Paquette will own approximately 10.85% of Holdings, and he will sign an employment agreement with Holdings, but he is not a member of Matrix management and has no other agreements or understandings with Royale, Matrix, or any other shareholders regarding management of Holdings or voting his securities.

Three of Royale's current executives are members of the same family – Harry E. Hosmer and his sons, Donald H. Hosmer and Stephen M. Hosmer.  These family members also do not vote as a group or share control over decisions to purchase or sell Royale securities. Together, they will own approximately 8.84% of Holdings' common stock after the merger.5

5 The Hosmers' ownership of Holdings is expected to be:  Harry E. Hosmer 1,569,319 shares (3.03%), Donald H. Hosmer 1,495,864 shares (2.88%) and Stephen M. Hosmer 1,513,974 shares (2.93%). See S-4 pages 106 and 141.

Securities and Exchange Commission
March 30, 2017

Assessment: This factor does not weigh in favor of Matrix or Royale. Each of the three Matrix founders/principals is expected to individually file Schedule 13Ds for their Holdings stock.  These individuals are not expected to file a 13D as a group. The Company does not believe these individuals will vote together. None of these individuals shares control over decisions to buy or sell Holdings common stock with each other. The Company does not expect these individuals to become an organized group of owners. No formal or informal agreements or understandings have been reached with regard to voting of Holdings shares after the merger.

ASC 805-10-55-12 c: The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

As set forth in the Merger Agreement:

•
The board of directors shall initially be comprised of eight (8) members – four (4) nominated by Royale and four (4) nominated by Matrix. The Royale directors are: Jonathan Gregory (CEO), Harry Hosmer (Chairman), Ronald Buck (independent director) and Ronald Verdier (independent director).  The Matrix directors are: Johnny Jordan (COO) Jon Clarkson (independent director), Rod Eson (independent director) and Gabriel L. Ellisor (independent director).  See S-4 page 141.

•
Harry E. Hosmer shall serve as chairman of the board of directors until the first annual meeting of shareholders following the Closing Date (after which shareholder's meeting, Mr. Hosmer will receive the title of Chairman Emeritus of Holdings).

The initial board therefore includes one former Matrix principal (Johnny Jordan) and three Matrix-nominated independent directors; and two Royale executives (Harry E. Hosmer and Jonathan Gregory) and two Royale-nominated independent directors (Ronald Buck and Ronald Verdier). In its evaluation of the composition of the board, the Company considered the following:

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Mr. Gregory, the CEO of Royale, will become the Chairman of the Board and CEO of the combined company. The Company believes that these two positions have substantially greater influence than other board positions.

•	The two Royale-nominated independent directors, Mr. Buck and Mr. Verdier, are current members of the Royale board and are Royale stockholders. Mr. Verdier is the chairman of Royale's audit committee.
•
Mr. Ellisor, selected by Matrix, has no prior affiliations with Matrix. He is well known in the industry, and well known to the CEO of Royale who was instrumental in recommending independent director candidates to Matrix.

Securities and Exchange Commission
March 30, 2017

•	Mr. Eson, selected by Matrix, has a prior relationship with Matrix as an employee and consultant, but he is not part of the current Matrix management team and has no ownership interest in Matrix.
•
Jon Clarkson previously served as chairman of Texas Capital Bank. He was introduced to Matrix by Mr. Gregory who was head of TCB energy lending group where he was the relationship manager for both Matrix and Royale.

•	Affiliate (non-independent) representation at the board level will consist of one Matrix director (Johnny Jordan), and two Royale directors (Harry Hosmer and Jonathan Gregory).

Assessment: This factor favors Royale. The board of directors of the combined company will be led by the former Chairman and CEO of Royale. The Royale has no reason to believe that the independent directors would favor the former Matrix interests over the former Royale interests.  Royale will have two affiliated directors on the board. Matrix will have only one.

ASC 805-10-55-12 d: The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

As set forth in Section 2.06 of the Merger Agreement, "Initial officers of the corporation shall include the following persons and such additional officers that are to be selected by the board of directors from time to time:

Chief Executive Officer (Principal Executive Officer) Jonathan Gregory

President (Chief Operating Officer) Johnny Jordan

Chief Financial Officer (Principal Accounting Officer) Stephen M. Hosmer
and Secretary

Additionally, the closing deliverables include "employment agreements executed by Holdings and each of Messrs. Jonathan Gregory, Donald Hosmer, Stephen Hosmer, Johnny Jordan, Joe Paquette and Jay Sheevel, all in a form reasonably acceptable to Royale and Matrix."

Securities and Exchange Commission
March 30, 2017

The employment agreements have not been finalized, and the Company has not developed detailed job descriptions. However, in its evaluation of the composition of the senior management of the combined entity, the Company considered the following:

•
Each of the combining companies has a small employee base, and a flat organizational structure without multiple layers of management. Accordingly, senior management is concentrated in a small group of individuals.

•
One of the three founders/principals of Matrix, Mr. Jordan, will be involved in management of the combined company. In contrast, senior management of Royale retain roles substantially similar to their current roles.

•	Jonathan Gregory, CEO of Royale, is the CEO of the combined company.
•	Johnny Jordan, CEO of Matrix, will be COO of the combined company, primarily responsible for oil and gas technical and operational matters, reporting to Mr. Gregory.
•	Stephen Hosmer, CFO and Secretary of Royale is the CFO and Secretary of the combined company.
•
Donald Hosmer (Royale), and Joe Paquette and Jay Sheevel (Matrix) are considered key employees based on specific skills and knowledge (business development, technical and operational) but are not considered to be "senior management" level decision makers.

The existing officers of Matrix have considerable geologic and engineering experience in the development and maintenance of the oil and gas assets owned by Matrix.  However, they have little experience in financing oil and gas development projects.  Mr. Gregory, in contrast, has considerable experience in oil and gas financing over his 20+ years in reserve based lending.  In negotiating the transaction, the Matrix management insisted that Mr. Gregory become the CEO of Holdings and agree to a multi-year executive employment agreement.  In addition, the Matrix management has no experience in reporting and governance for a publicly held company, in contrast to the Royale management.  These factors contributed to the decision by Matrix management to accept Royale's merger proposal and retain Royale's executive management after the merger.

Securities and Exchange Commission
March 30, 2017

Assessment: This factor weighs in favor of Royale. Senior management of Royale retain roles substantially similar to their current roles, with the addition of one of the Matrix founders/principals as President, reporting to Mr. Gregory, the Royale CEO.

ASC 805-10-55-12 e: The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Matrix is a privately held company and, accordingly, there is no independent evidence of the pre-combination fair value of its equity interests. Based on the discussions between the parties that resulted in the letter of intent and subsequent merger negotiations, the parties conceived of the merger as being a merger of equals. Royale however, is the entity that will issue equity interests.

Assessment: This factor does not favor Matrix or Royale.

ASC 805-10-55-13: The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

Unaudited pro forma financial information for Holdings is presented as of September 30, 2016, beginning on page 78 of the S-4.  As shown therein, Matrix had total assets of $28.5 million at September 30, 2016, compared to Royale's $10.1 million. Current assets of the companies are approximately equal at $5.5 million each.  Revenues for the nine month period were $2.47 million and $1.71 million for Matrix and Royale, respectively.

Royale and Matrix are both engaged in the oil and gas business, while Royale also engages in the financial services sector by offering direct working interest investments in its oil & gas properties.  Royale's strategy is to acquire undeveloped properties and fund their development by selling non-operated working interests. Matrix's strategy is to acquire properties with proved developed reserves, funding them with debt.  Given Royale's model and the applicable Cost Recovery method of accounting for the development of assets results in the same type of proved developed reserves having little or no recorded value on Royale's financial statements while being fully reflected in Matrix's financial statements.

Assessment: The total assets of the companies in terms of GAAP-based financial weighs slightly toward Matrix. Matrix's assets have a higher book value and both companies have approximately equal revenues. GAAP-based earnings do not favor Matrix or Royale. Total equity weighs in favor of Royal by a material amount. Royale believes other factors must be considered to determine the appropriate size of an exploration production company, such as EBITDA. Royale has significantly higher EBITDA than Matrix.

ASC 805-10-55-14: In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

This factor is not applicable. This merger is essentially between two entities, Royale and Matrix (and four affiliated entities), which will merge with Holdings. Thus, the business combination effectively involved only two entities, Royale Energy Inc. and Matrix Oil Management Corporation. Although the factor does not directly apply, Royale has considered the factor as an additional consideration in accordance with ASC 805-10-55-12.

Securities and Exchange Commission
March 30, 2017

We note that the merger resulted from Royale's conducting a formal process to spear-head a shift into an acquisition growth strategy, led by Mr. Gregory.  Mr. Gregory's efforts led him to initiate the contact with Matrix, which is consistent with the determination that Royale is the accounting acquirer in the merger.  See S-4 page 51.

ASC 805-10-55-15: A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

A new entity (Holdings) has been formed to effect this merger. This entity serves only to effect the merger between Royale and Matrix. The Company has performed the analysis in ASC 805-10-55-10 through 55-14 to determine whether Royale Energy Inc. or Matrix Oil Management Corporation is the accounting acquirer.

Additional Considerations: ASC 805 provides no hierarchical guidance on determining the acquirer in a business combination effected through an exchange of equity interests. All pertinent facts and circumstances should be considered including factors that are not specifically enumerated in ASC 805-10-55-12(a) through 805-10-55-12(e). Although not specifically addressed as factors to consider in determining the accounting acquirer, Royale also evaluated additional considerations to determine which of the two entities in the merger the accounting acquirer, including:

•	Royale has higher headcount and can effectively administer the combined company;
•	Royale initially approached Matrix with its interest in merging with Matrix;
•	The combined company will change its name to Royale Energy, Inc., and continue to use Royale's stock symbol, ROYL.
•	The headquarters of the combined company will be Royale's current headquarters.
•	The combined company will use Royale infrastructure, including Royale's internet addresses and domain names and its financial and accounting systems.

Securities and Exchange Commission
March 30, 2017

Below is a table summarizing the analysis.

Criteria	Factor Favoring which Party	Comments
1. Acquirer is usually the entity that transfers the cash or other assets or incurs the liabilities. (ASC 805-10-55-11)	Slightly Royale	The transaction is a 50/50 merger. Royale shareholders will have to undertake a 156% increase in liabilities because of Matrix's substantially greater liabilities.
2. The acquirer usually is the entity that issues its equity interests. (ASC 805-10-55-12)	Royale	Royale will be issuing shares of its common stock
3. The relative voting rights in the combined entity after the business combination. (ASC 805-10-55-12 a)	Neither	After the transaction, there will be a 50/50 split of the voting rights in the combined entity.
4. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. (ASC 805-10-55-12 b.)	Neither	No organized block exists.
5. The composition of the governing body of the combined entity. (ASC 805-10-55-12 c)	Royale
Affiliate (non-independent) representation at the board level will consist of one Matrix director (Johnny Jordan), and two Royale directors (Harry Hosmer and Jonathan Gregory). The Chairman of the Board will be Royale CEO Jonathan Gregory.

6. The composition of the senior management of the combined entity. (ASC 805-10-55-12 d)	Royale	The current Royale CEO and CFO will have the same positions in the combined company. The management of the combined company will report to current Royale CEO.
7. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity or entities. (ASC 805-10-55-12 e)	Neither	Matrix is a private company. There is no independent evidence of its pre-combination fair value.
8. The acquirer is the combining entity whose relative size (measured in, for example, assets, revenue, or earnings) is significantly larger than that of the other combining entity or entities. (ASC 805-10-55-13)
	Matrix	On a GAAP basis Matrix, when combined with its affiliates, has more total assets and slightly more revenue.
9. Administrative capabilities. (ASC 805-10-55-12)	Royale	Royale has higher headcount and can effectively administer the combined company.
10. Initiation of the merger. (ASC 805-10-55-12)	Royale	Royale approached Matrix with the possibility of a merger.
11. The combined company will continue to use Royale's name and exchange ticker symbol, ROYL. (ASC 805-10-55-12)	Royale	After the merger, the combined company will be named Royale Energy, Inc. and will use Royale's stock symbol, ROYL, and Royale's infrastructure.
12. The headquarters of the combined company. (ASC 805-10-55-12)	Royale	After the merger, the headquarters of the combined company will be the current Royale headquarters.

Securities and Exchange Commission
March 30, 2017

If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).
Very truly yours,

/s/ Lee Polson

Lee Polson
Strasburger & Price, LLP